UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Form F-3 (File No. 333-266888) and Forms S-8 (File Nos. 333-258412, 333-262539 and 333-270786).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended March 31,
	NOTE	2023	2022
Revenue	17	26,692	19,585
Cost of sales		(991)	(1,229)
Gross profit		25,701	18,356
Sales and marketing expenses	18	(8,038)	(7,362)
Technology expenses	18	(2,223)	(1,363)
General and administrative expenses	18	(5,781)	(4,828)
Movements in credit losses allowance	4	(649)	(526)
Fair value movement on contingent consideration	5	(852)	—
Operating profit		8,158	4,277
Finance income	19	100	828
Finance expenses	19	(563)	(249)
Income before tax		7,695	4,856
Income tax charge		(1,100)	(369)
Net income for the period attributable to the shareholders		6,595	4,487
Other comprehensive income
Exchange differences on translating foreign currencies		1,368	(1,368)
Total comprehensive income for the period attributable to the shareholders		7,963	3,119
Net income per share attributable to shareholders, basic	20	0.18	0.13
Net income per share attributable to shareholders, diluted	20	0.17	0.12
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	MARCH 31, 2023	DECEMBER 31, 2022
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	6	818	714
Right-of-use assets	7	1,728	1,818
Intangible assets	8	89,834	88,521
Deferred compensation cost		30	29
Deferred tax asset	16	5,793	5,832
Total non-current assets		98,203	96,914
Current assets
Trade and other receivables	9	15,632	12,222
Inventories		75	75
Cash and cash equivalents	10	33,564	29,664
Total current assets		49,271	41,961
Total assets		147,474	138,875
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	63,723	63,723
Treasury shares	11	(348)	(348)
Share options and warrants reserve	13	5,214	4,411
Foreign exchange translation reserve		(5,707)	(7,075)
Retained earnings		32,993	26,398
Total equity		95,875	87,109
Non-current liabilities
Other payables	15	294	290
Deferred consideration	5	—	4,774
Contingent consideration	5	11,836	11,297
Lease liability	7	1,439	1,518
Deferred tax liability	16	2,200	2,179
Total non-current liabilities		15,769	20,058
Current liabilities
Trade and other payables	15	5,943	6,342
Deferred income	17	2,032	1,692
Deferred consideration	5	5,100	2,800
Contingent consideration	5	20,162	19,378
Other liability	5	257	226
Lease liability	7	553	554
Income tax payable	21	1,783	716
Total current liabilities		35,830	31,708
Total liabilities		51,599	51,766
Total equity and liabilities		147,474	138,875
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Share options expense	13,14	—	—	—	803	—	—	803
		—	—	—	803	—	—	803
Comprehensive income
Net income		—	—	—	—	—	6,595	6,595
Exchange differences on translating foreign currencies		—	—	—	—	1,368	—	1,368
Balance at March 31, 2023		—	63,723	(348)	5,214	(5,707)	32,993	95,875

Balance at January 1, 2022		—	55,953	—	2,442	(2,282)	23,796	79,909
Issue of ordinary shares, net of issuance costs	11,12	—	7,809	—	—	—	—	7,809
Adjusted fair value of ordinary shares issued as part of acquisition consideration	2	—	(400)	—	—	—	—	(400)
Movements in share option and warrants reserve	13,14	—	99	—	625	—	—	724
		—	7,508	—	625	—	—	8,133
Comprehensive income
Net income		—	—	—	—	—	4,487	4,487
Exchange differences on translating foreign currencies		—	—	—	—	(1,368)	—	(1,368)
Balance at March 31, 2022		—	63,461	—	3,067	(3,650)	28,283	91,161
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Three Months Ended March 31,
	NOTE	2023	2022
Cash flow from operating activities
Income before tax		7,695	4,856
Finance expenses (income), net	19	463	(579)
Adjustments for non-cash items:
Depreciation and amortization	18	545	1,826
Movements in credit loss allowance	4	649	525
Fair value movement on contingent consideration	5	852	—
Share-based payment expense	14	846	724
Income tax reimbursed	21	110	—
Cash flows from operating activities before changes in working capital		11,160	7,352
Changes in working capital
Trade and other receivables		(3,863)	(5,085)
Trade and other payables		(215)	1,318
Cash flows generated by operating activities		7,082	3,585
Cash flows from investing activities
Acquisition of property and equipment	6	(153)	(143)
Acquisition of intangible assets	8	(724)	(2,069)
Acquisition of subsidiaries, net of cash acquired	5	—	(19,295)
Payment of deferred consideration	5	(2,390)	—
Cash flows used in investing activities		(3,267)	(21,507)
Cash flows from financing activities
Interest paid		(110)	(120)
Principal paid on lease liability	7	(105)	(86)
Interest paid on lease liability	7	(47)	(50)
Cash flows used in financing activities		(262)	(256)
Net movement in cash and cash equivalents		3,553	(18,178)
Cash and cash equivalents at the beginning of the period		29,664	51,047
Net foreign exchange differences on cash and cash equivalents		347	199
Cash and cash equivalents at the end of the period	10	33,564	33,068
Supplemental non-cash
Issue of ordinary shares for acquisitions	5	—	7,392
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands except share and per-share amounts)
1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or "Group”) is a public limited liability company founded in 2006 and incorporated in the Channel Island of Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. We redomiciled from Malta to the Channel Island of Jersey and changed our name from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. The address of our principal executive offices is 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.
We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, RotoWire.com, and Bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the online gambling sector, odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2022 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, previously filed with the United States Securities and Exchange Commission on March 23, 2023 (“2022 audited consolidated financial statements”).
As previously disclosed in the period ended June 30, 2022, the Company determined that it had made an error in the measurement of the fair value of shares issued as part of the consideration exchanged in the RotoWire acquisition, which occurred in the period ended March 31, 2022. The effect of this error was an overstatement of goodwill recognized on acquisition, and capital reserve issues as part of consideration, by $400 respectively. This has been revised in the Interim Condensed Consolidated Statement of Changes in Equity for the three month period ended March 31, 2022. The error and revision has no effect on the Company’s Interim Condensed Consolidated Statement of Comprehensive Income, Interim Condensed Consolidated Statement of Financial Position or Interim Condensed Consolidated Statement of Cash flows.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2022 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of March 31, 2023 and its results of operations, cash flows and changes in equity for the three months ended March 31, 2023 and 2022. The results of operations for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ended December 31, 2023 or for any future interim or annual period.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for contingent consideration balances which are financial liabilities measured at fair value and classified as Level 3 financial instruments. Valuation methodology and main inputs are disclosed in Note 5.
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2022 audited consolidated financial statements. Estimates and judgements used in business combination accounting are described in Note 5, while estimates and judgements used in deferred tax accounting are disclosed in Note 16.
NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2023
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2023 and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
▪Amendments to IAS 8, Definition of Accounting Estimates
▪Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.
▪Amendments to IFRS 17, Insurance Contracts
Standards Issued but Not Yet Effective
There are several standards and interpretations which have been issued but will not take effect until periods beginning after December 31, 2023. These amendments have not been early adopted for these interim condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
BUSINESS COMBINATIONS
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities included, at a minimum, an input and substantive process and whether the acquired set has the ability to produce the output.
The consideration transferred is measured at fair value as are the identifiable net assets acquired. The fair value of the identifiable net assets acquired is typically based on the estimated market value for the net assets at the time of the acquisition. Any goodwill arising in business combination is tested for impairment on an annual basis as of December 31 and when there are indicators of impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities.
DEFERRED CONSIDERATION PAYMENT
In January 2023 the Group made a cash payment of deferred consideration related to RotoSports acquisition of total $2,500. The payment is reflected in the cash flows partly within investing and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $2,390 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in fair value since the acquisition of $110 is reported within financing cash flows.

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	Period End (1)	Average for Period (2)	Beginning of Period(1)	Low	High
Three Months Ended March 31,	(EUR per USD)
2023	0.92	0.93	0.93	0.91	0.95
2022	0.90	0.90	0.88	0.88	0.90
(1)Exchange rates are as per European Central Bank.
(2)The average is based on published rates refreshed daily by the European Central Bank.

REVENUE RECOGNITION
Performance marketing
The Group generates revenue primarily from commissions derived from referrals of prospective players visiting the Group’s websites or mobile apps to the Group’s customers, who are regulated online gambling operators. Depending on the customer, commission revenue may be earned in the form of ongoing revenue-share fees, one-time fee for each acquired player (cost per acquisition, or CPA, fee), or both, which is referred to as hybrid.
Revenue-share fees represent a set percentage of net gaming revenues the operator generates over the lifetime of the referred player. Negative revenue-share amounts usually do not carry over into subsequent months. CPA fees are fixed rate fees owed for each player who registers and usually deposits a minimum balance on the operator’s site. Fees generated by each operator during a particular month are paid to the Group shortly after the month-end.
The Group transacts with its customers pursuant to the terms of marketing affiliate agreements and/or insertion orders, which typically do not require a minimum number of player referrals nor minimum fees and can be terminated for convenience by either party at any time. Termination or changes in the terms of these agreements do not typically affect the rights of the parties or the fees earned or to be earned with respect to the players previously referred to the operator.
The Group considers each player referral to be a separate performance obligation. It is satisfied at the point in time when the referral is accepted by the relevant operator. The Group is not involved in the operator’s delivery of gaming or gambling services to players. Digital marketing activities of the Group and its subsidiaries are primarily to compile and to present content focused on prospective player education and engagement on websites and are not considered distinct services rendered to the operator customers.
CPA fees for each player referral are recognized when earned upon acceptance of the referral by the operator. Revenue-share fees for each referral are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for this referral will occur when the ultimate fees are known. Although performance is complete when the referral is accepted, the ultimate revenue-sharing fees from the referral are subject to significant uncertainties, including how long the referred player will remain active, the size and frequency of the wager amounts, and the patterns of wins and losses. These factors vary significantly between markets as well as between individual operators and are further influenced by competition from other entertainment channels, taxation and regulatory developments, disruptive events such as the COVID-19 pandemic, as well as general conditions of the economy. Consequently, revenue-share fees are considered constrained and not included in the transaction price and not recognized until earned during each month based on the relevant player’s activities. Revenue-share fees recognized by the Company are based on the revenues generated and expenses incurred by the customers and depend on the customers’ calculations, which could be subject to miscalculations or deliberate misrepresentation. The Company monitors revenues by customer to corroborate the amounts reported.
The Group has no material obligations for discounts, incentives, or refunds of commissions after completion of performance obligations.
Other revenues are derived from promotion services whereby the Company charges a fixed fee for providing a prominent position to a customer on the Company’s website(s). The Company also generates revenue from fixed tenancy fees for operators who desire to be listed and critically reviewed on the Company’s sites. Control of the promotion service is transferred over time because the operators consume the benefit of the service in real time as it is being rendered. Therefore, these revenues are recognized straight-line over the applicable service period, with variable fees generally recognized as earned.
Subscription, advertising and other
Following the acquisition of Roto Sports (see Note 5), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to these services over a period of time. The revenue is recognized straight-line over the duration of the subscription as the performance obligations are satisfied. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
The Company enters into partnership agreements under which a revenue share is paid to media partners. In certain cases, agreements include minimum revenue share payments and these are recognized over the duration of the arrangement as the obligations of the Company and its media partner are satisfied.

There are no incremental costs to obtain and no costs to fulfill contracts with customers eligible to be capitalized.
COST OF SALES
Cost of sales includes license fees incurred as part of agreements with media partners and data and payment processing fees related to subscription access on certain websites of the Group. Such expenses are recognized as incurred.

CURRENT AND DEFERRED TAX
The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
SHARE-BASED PAYMENTS
The Company has had in place equity-settled share-based compensation plans since 2020. Through these plans, the Group has granted equity instruments (options or restricted shares) in exchange for services from employees and consultants. The fair value of the assets acquired, or services received in exchange for the grant of the options or ordinary shares is recognized as an expense.
The total amount to be expensed is determined by the fair value of the options or shares granted, which is estimated:
▪including the impact of any market performance conditions (for example, an entity’s share price);
▪excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and
▪including the impact of any non-vesting conditions (for example, the requirement for employees to hold shares for a specific period of time).
At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market performance and service vesting conditions. For options with market-based performance vesting conditions, the initial amount to be expensed is not revised, unless the grantee’s service is terminated prior to the end of the original estimated period required to satisfy the vesting condition, or unless the vesting conditions are met prior to the end of this period. The Company recognizes the impact of the revision to original estimates, if any, in the consolidated statement of comprehensive income, with a corresponding adjustment to equity. When the options are exercised, the Company, or another entity at the request of the Company, transfers shares to the option holder. For grants of options to the employees and consultants, the fair value of services received is measured by reference to the grant date fair value of the options.
During the year ended December 31, 2022, the Group granted restricted shares to certain non-executive directors. Restricted shares are transferred as of date of grant and being limited to trade between 1 and 3 years from the date of the grant. The shares are fair valued on the date of the grant using the Finnerty model, and costs are recognized on straight line basis over the restricted period.

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, which reports include key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA. The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As at March 31, 2023 and December 31, 2022, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets and deferred compensation cost, was as follows:

	As at March 31,	As at December 31,
	2023	2022
Ireland	67,509	66,069
United States	24,678	24,770
Other	193	214
	92,380	91,053
4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Board of Directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.
Foreign Exchange Risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the entity’s functional currency. In 2023 and 2022, the Group’s financial assets and financial liabilities are denominated in EUR, USD and British Pound Sterling (“GBP”), while the majority of operations of the Group were carried out in EUR and USD. Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of March 31, 2023 and December 31, 2022, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have the Euro as the functional currency. These balances included USD-denominated net assets of $8,453 and $4,743 and GBP-denominated net assets of $10,622 and $6,987 as of March 31, 2023 and December 31, 2022, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $854 and $1,073 to the Group’s net profit for the three months ended March 31, 2023 and $1,072 and $423 for the three months ended March 31, 2022.

Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	As At March 31, 2023	As At December 31, 2022
Trade and other receivables (excluding prepayments and deferred compensation cost)	14,205	11,029
Cash and cash equivalents	33,564	29,664
	47,769	40,693
For the three months ended March 31, 2023, revenues generated from the largest single customer amounted to 10% of the Group’s total sales for the period. For the three months ended March 31, 2022, revenues generated from the largest single customer amounted to 18% of the Group's total sales for the period.
The Group has the following financial assets that are subject to the expected credit losses (“ECL”) model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As At March 31, 2023	As At December 31, 2022
Between one and two months	1,511	471
Between two and three months	288	109
More than three months	157	205
	1,956	785
The Company recognized a specific provision of $407 on trade receivables as of March 31, 2023 (December 31, 2022: $345 and March 31, 2022: Nil).
The activity in the credit loss allowance was as follows:

	Three Months Ended March 31,
	2023	2022
Balance at the beginning of the period	877	142
Increase in credit losses allowance	649	526
Translation effect	11	(2)
Balance at the end of the period	1,537	666

The increase in trade and other receivables and in the credit loss allowance during the three months ended March 31, 2023 and March 31, 2022 was a result of the overall business growth.

The Group actively manages credit limits and exposures in a practicable manner such that past due trade receivables from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.
As cash and cash equivalents are held with multiple financial institutions with good standing, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of March 31, 2023 and March 31, 2022.
Liquidity Risk
The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables (Note 15). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of March 31, 2023
Lease liability	553	504	1,253	2,310
Deferred consideration	5,000	—	—	5,000
Contingent consideration	20,162	13,214	—	33,376
Trade and other payables	4,543	294	—	4,837
Total	30,258	14,012	1,253	45,523
As of December 31, 2022
Deferred consideration	2,800	5,000	—	7,800
Contingent consideration	19,860	12,471	—	32,331
Lease liability	554	510	1,445	2,509
Trade and other payables	3,328	290	—	3,618
Total	26,542	18,271	1,445	46,258
5. ACQUISITIONS
Roto Sports
On January 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of Roto Sports, Inc. ("Roto Sports"), the operator of RotoWire.com, for consideration of (i) $14,700 in cash, of which $13,500 was transferred to the selling shareholders and $1,200 was transferred to third parties to settle sellers' expenses on behalf of the selling shareholders, (ii) 451,264 unregistered ordinary shares, (iii) $2,500 due on the first anniversary of the closing date of the acquisition, and (iv) $5,300 due on the second anniversary of the closing date of the acquisition. The Company has the option, but not the obligation, to pay up to 50% of each of the deferred payments described in clauses (iii) and (iv) in unregistered ordinary shares.
The principal reason for this acquisition was to accelerate the U.S expansion.
The Group incurred acquisition-related costs of $531 on legal and consulting fees. These costs were primarily expensed in 2021.

Subsequent to the acquisition, the legal entity that was acquired was merged into a newly formed subsidiary of the Group and certain acquired assets and/or liabilities were transferred to other Group subsidiaries.
Under the purchase price allocation, the Company recognized goodwill of $10,776, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The main factors leading to goodwill recognition was a SEO synergy for performance marketing cash generating unit. The goodwill is not expected to be deductible for tax purposes. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2022 as calculated by a third-party valuation firm.
During the three months ended March 31, 2023, unwinding costs of deferred consideration payable for Roto Sports amounted to $54, and resulted in total deferred consideration balance of $5,100 as of March 31, 2023, which is due within one year. The Group expects to incur financial expenses related to unwinding of the deferred consideration until December 2023.
During the three months ended March 31, 2023, the Company settled the first deferred payment of $2,500, in cash.

The table below outlines the allocation of the purchase price for the acquired identifiable assets and liabilities of Roto Sports resulting in goodwill:

Purchase price consideration:
Cash paid	14,700
Common shares issued, at fair value	4,600
Deferred consideration, at fair value	7,250
Total acquisition consideration	26,550
Assets acquired:
Cash and cash equivalents	1,999
Accounts receivable	760
Prepaid expenses and other current assets	292
Performance marketing, domain names and related websites	2,300
Fantasy sports, domain names and related websites	8,100
Customer base	3,200
Content asset	5,400
Right of use asset	617
Other assets	7
Total assets acquired	22,675
Liabilities assumed:
Accounts payable	(16)
Deferred income	(1,120)
Lease liability	(617)
Deferred tax	(4,008)
Other current liabilities	(1,140)
Total liabilities assumed	(6,901)
Total net assets	15,774
Goodwill	10,776
Total acquisition consideration	26,550
Accounts receivable comprise gross contractual amounts due of $1,066, of which $306 was expected to be uncollectible at the date of acquisition.
BonusFinder

On January 31, 2022, the Company acquired 100% of the issued and outstanding equity interests of NDC Media Limited (“NDC Media”), the operator of BonusFinder.com (“BonusFinder”), for consideration of (i) EUR10,000 ($11,168) in cash, (ii) 269,294 unregistered ordinary shares, (iii) an additional cash payable EUR 3,832 ($4,279), (iv) an earnout payment up to a maximum of EUR19,000 ($21,850) to be paid in April 2023 based on financial performance during 2022, and (v) a second earnout payment up to a maximum of EUR28,500 ($32,800) to be paid in April 2024 based on certain financial conditions (such as revenue growth and contribution thresholds) being met during 2023. The Company has the option but not the obligation to pay up to 50% of each of the earnout payments described in clauses (iv) and (v) in unregistered ordinary shares.
The principal reason for this acquisition was to support the growth strategy of the Group in North America.
During the year ended December 31, 2022, the Group made a provisional payment of the adjustments for cash, working capital and indebtedness to the shareholders of BonusFinder of $4,116. As of March 31, 2023, the outstanding balance of cash payable amounted to $257.
During the year ended December 31, 2022, the Company's net cash outflow related to the BonusFinder acquisition amounted to $10,710 (net of cash acquired).
In connection with the acquisition of BonusFinder, certain intangible assets that were purchased as part of the acquisition were transferred immediately post acquisition to another Group subsidiary in accordance with the

Group’s intellectual property operational policy allowing the Group to access the deductibility of the assets from tax perspective. The Group considered if a deferred tax liability should be recognized in relation to the transferred assets at the date of acquisition (reflecting to the fact that the assets had no tax base prior to transfer) which would then have been released to the income statement immediately on the completion of the transfer; this would also have increased goodwill arising on the acquisition by the same amount. It was concluded that the transfer of assets formed an integral part of the business combination and there were no significant steps outside of the Group’s control which would affect the ability of the group to access certain tax attributes in respect of the assets, and, accordingly, no deferred tax liability (and associated goodwill) was recognised as there was no difference between the tax and accounting bases following the asset transfer.
Under the purchase price allocation, the Company did not recognize goodwill, which is calculated as the excess of both the consideration exchanged and liabilities assumed as compared to the fair value of the identifiable assets acquired. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 31, 2022 as calculated by a third-party valuation firm.
The fair value of the BonusFinder contingent consideration was computed based on revenue growth expectation and forecasted contribution margins and utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 75-100% (December 31, 2022: 64-100%), (ii) discount rates ranging from 7.20-7.30% (December 31, 2022: 7.44-7.45%), (iii) inflation rates ranging from 2.28-2.28% (December 31, 2022: 2.16-2.23%), and (iv) volatility of 37.8% (December 31, 2022: 36.5%) as applied to forecasted performance conditions. At the end of each reporting period, the Company will remeasure the fair value of the BonusFinder contingent consideration. During the three months ended March 31, 2023, fair value movements on contingent consideration for BonusFinder amounted to EUR790 ($852), and resulted in total contingent consideration balance of EUR29,400 ($31,998) as of March 31, 2023, out of which EUR10,875 ($11,836) was the non-current portion and EUR18,525 ($20,162) was the current portion of the contingent consideration balances, respectively. The Group expects to incur gains or losses related to change in the fair value of the contingent consideration until December 2023.

The table below outlines the allocation of the purchase price for acquired identifiable assets and liabilities for BonusFinder. Since fair values of assets and liabilities identified were equal to the acquisition consideration agreed, no goodwill was recognised in the BonusFinder acquisition as disclosed below:

Purchase price consideration:
Cash paid	11,168
Cash payable	4,279
Common shares issued, at fair value	2,792
Contingent consideration, at fair value	20,437
Total acquisition consideration	38,676
Assets acquired:
Cash and cash equivalents	4,574
Accounts receivable and other current assets	1,284
Performance marketing, domain names and related websites	32,051
Customer base	938
Content asset	352
Software	134
Right of use asset	126
Other non-current assets	37
Total assets acquired	39,496
Liabilities assumed:
Accounts payable	(234)
Corporate tax payable	(460)
Lease liability	(126)
Total liabilities assumed	(820)
Total net assets	38,676
Goodwill	—
Total acquisition consideration	38,676
Accounts receivable comprise gross contractual amounts due of $1,610, of which $326 was expected to be uncollectible at the date of acquisition.

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount at January 1, 2023	598	116	714
Additions	137	16	153
Depreciation charge	(53)	(4)	(57)
Translation differences	8	—	8
At March 31, 2023	690	128	818
Cost	1,173	238	1,411
Accumulated depreciation	(483)	(110)	(593)
Net book amount at March 31, 2023	690	128	818

Net book amount at January 1, 2022	433	136	569
Additions	143	—	143
Depreciation charge	(36)	(7)	(43)
Translation differences	(37)	3	(34)
At March 31, 2022	503	132	635
Cost	812	224	1,036
Accumulated depreciation	(309)	(92)	(401)
Net book amount at March 31, 2022	503	132	635
For the three months ended March 31, 2023 and 2022, cash paid for the acquisition of property and equipment was $153 and $143, respectively. For the three months ended March 31, 2023 and 2022, the Company expensed low value office equipment with a net book value of $nil and $36, respectively.
The following is the reconciliation of depreciation expense:

	Three Months Ended March 31,
	2023	2022
Depreciation expensed to general and administrative expenses	57	43

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
At January 1, 2023	1,818	2,072
Additions	—	—
Amortization of right-of-use assets	(109)	—
Interest expense	—	43
Payments	—	(152)
Translation differences	19	29
At March 31, 2023	1,728	1,992
At January 1, 2022	1,465	1,679
Additions as part of business combinations	748	748
Amortization of right-of-use assets	(102)	—
Interest expense	—	50
Payments	—	(136)
Translation differences	(29)	(23)
At March 31, 2022	2,082	2,318
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (with expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability is as follows:

	Three Months Ended March 31,
	2023	2022
Short-term leases (Note 18)	103	124

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount at January 1, 2023	69,554	10,800	5,137	—	3,030	88,521
Additions	265	—	—	—	459	724
Amortization charge	—	—	(177)	—	(202)	(379)
Translation differences	893	—	18	—	57	968
Net book amount at March 31, 2023	70,712	10,800	4,978	—	3,344	89,834
Cost	77,437	10,800	7,275	3,543	4,205	103,260
Accumulated amortization	(6,725)	—	(2,297)	(3,543)	(861)	(13,426)
Net book amount at March 31, 2023	70,712	10,800	4,978	—	3,344	89,834

Net book amount at January 1, 2022	23,922	—	—	—	1,497	25,419
Additions	1,088	—	—	—	498	1,586
Business combinations (Note 5)	42,599	10,776	6,338	3,552	—	63,265
Amortization charge	(441)	—	(241)	(922)	(77)	(1,681)
Translation differences	(296)	—	28	17	32	(219)
Net book amount at March 31, 2022	66,872	10,776	6,125	2,647	1,950	88,370
Cost	72,885	10,776	7,451	3,568	2,230	96,910
Accumulated amortization	(6,013)	—	(1,326)	(921)	(280)	(8,540)
Net book amount at March 31, 2022	66,872	10,776	6,125	2,647	1,950	88,370

As of March 31, 2023 and December 31, 2022, domain names, mobile apps and related websites balance included a fully amortized mobile app with cost $6,678 and $6,616, respectively.
For the three months ended March 31, 2023 and 2022, cash paid for the acquisition of intangible assets and capitalized software developments was $724 and $2,069, respectively.

The following table distinguishes finite and indefinite intangible assets, excluding goodwill, as of March 31, 2023 and December 31, 2022:

	As At March 31, 2023	As At December 31, 2022
Net book value of assets with finite useful lives
Customer contracts	4,978	5,137
Internally developed intangibles	3,344	3,030
Total net book value of assets with finite useful lives	8,322	8,167
Net book value of assets with indefinite useful lives
Domain names and related websites	70,712	69,554

Total net book value of intangible assets	79,034	77,721
.
9. TRADE AND OTHER RECEIVABLES

	As At March 31, 2023	As At December 31, 2022
Current
Trade receivables, net	13,182	9,838
Accrued revenue	406	575
Other receivables	427	353
Deposits	190	263
Deferred compensation cost	172	239
Prepayments	1,255	954
	15,632	12,222

	As At March 31, 2023	As At December 31, 2022
Trade receivables, gross	14,719	10,715
Credit loss allowance	(1,537)	(877)
	13,182	9,838
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 4.
10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As At March 31, 2023	As At December 31, 2022
Cash at bank	33,564	29,664
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company were unlimited and have no par value.

SHARES
Issued and fully paid ordinary shares
As at January 1, 2023	36,470,341
Issue of ordinary shares	—
As at March 31, 2023	36,470,341

As at January 1, 2022	33,806,422
Issue of ordinary shares	1,562,916
As at March 31, 2022	35,369,338
During the three months ended March 31, 2022, the Group issued 720,558 shares as a partial payment of total $7,392 consideration in connection with acquisitions (refer to Note 5).

During the three months ended March 31, 2022, the Group issued 842,358 shares in exchange for warrants exercised. The warrants were net exercised.

Share repurchase program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. An aggregate of 38,708 shares with an average price of $8.98, for a total cost of $348, have been repurchased since the commencement of this repurchase program and March 31, 2023.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future issuance.
12. CAPITAL RESERVE

	Three Months Ended March 31,
	2023	2022
Opening carrying amount	63,723	55,953
Share options and warrants exercised (Note 13)	—	99
Issue of ordinary shares (Note 11)	—	7,409
Closing carrying amount	63,723	63,461

13. SHARE OPTION AND WARRANTS RESERVE
As at March 31, 2023, there was a total of 5,672,984 warrants and options outstanding including 1,616,214 warrants and options issued under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and 4,056,770 under the Founders' Awards granted in 2021. As at December 31, 2022, there was a total of 5,562,984 warrants and options outstanding including 1,506,214 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders’ Awards granted in 2021.

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD thousand
As at January 1, 2023	5,562,984	4,411
Share options expense	—	758
Share options granted	110,000	45
As at March 31, 2023	5,672,984	5,214

As at January 1, 2022	7,021,514	2,442
Share options expense	—	724
Share options granted	547,320	—
Share warrants exercised	(909,744)	(99)
Share options forfeited	(19,330)	—
As at March 31, 2022	6,639,760	3,067

14. SHARE-BASED PAYMENTS
On October 22, 2020, the Company’s shareholders, in an extraordinary general meeting, approved the 2020 Stock Incentive Plan (“the Plan”). Under the Plan, employees, officers, directors, consultants and advisors, on the grant date are eligible to purchase share warrants or receive share options, which can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the Board of Directors of the Company.
According to the Plan, awards may be made for up to 3,581,663 shares as of March 31, 2023, increasing by 2% of the outstanding common shares at the beginning of each year, of the Company’s shares of common stock. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any common stock not being issued, the unused common stock covered by such award shall again be available for the grant of awards under the Plan.
In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founder Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years (“holding period”) after the exercise date. As of March 31, 2023, the performance conditions were not met for any of the tranches.

The number of awards outstanding under the Plan and the Founders’ Awards as at March 31, 2023 and 2022 is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2023	5,562,984	8.03
Granted	110,000	9.31
Awards outstanding as at March 31, 2023	5,672,984	8.05
Awards exercisable as at March 31, 2023	474,012	7.07

Awards outstanding as at January 1, 2022	4,911,770	7.49
Granted	547,320	11.45
Forfeited	(19,330)	11.45
Awards outstanding as at March 31, 2022	5,439,760	7.96
Awards exercisable as at March 31, 2022	181,870	4.64
Determination of Fair Value of Options and Warrants
The options granted during the three months ended March 31, 2023 and March 31, 2022 were valued using the Black-Scholes model. Weighted average assumptions used in the Black-Scholes option pricing model to determine the fair value of options granted are as follows:

	Three Months Ended March 31,
	2023	2022
Exercise price, USD	9.31	11.45
Share price, USD	9.31	11.45
Risk free interest rate	3.75%	1.79%
Expected volatility	45%	50%
Expected option term, years	4.58	4.67
Dividend yield	0%	0%
Expected volatility is based on historical volatility of comparable companies.

As of March 31, 2023 and 2022, the weighted average remaining contractual life for options and warrants outstanding was 7.75 and 8.62 years, respectively. The range of exercise prices for options and warrants issued as share based payments was $3.52 to $14.71 per share and $3.52 to $14.71 per share as of March 31, 2023 and 2022, respectively.

Restricted shares

As of March 31, 2023 and December 31, 2022, there were 32,942 restricted share awards outstanding which were issued to non-executive directors.

Share-based Payment Expense

	Three Months Ended March 31,
	2023	2022
Equity classified share options expense	803	724
Restricted shares expense	43	—
Share-based payment expense	846	724

Share-based Payment Reserve
Share-based payment reserve is included within the share option and warrants reserve (see Note 13).
15. TRADE AND OTHER PAYABLES

	As At March 31, 2023	As At December 31, 2022
Non-current
Accruals	294	290

Current
Trade payables(i)	1,923	1,235
Accruals	3,299	4,292
Indirect taxes	539	703
Other payables	182	112
	5,943	6,342
(1) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

16. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at March 31, 2023 and December 31, 2022, deferred tax is presented on a gross basis in the consolidated statement of financial position.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As At March 31, 2023	As At December 31, 2022
Deferred tax asset	5,793	5,832
Deferred tax liability	(2,200)	(2,179)
Deferred tax asset, net	3,593	3,653
The change in the deferred income tax account is as follows:

Three Months Ended March 31, 2023
Deferred tax, net at the beginning of the period	3,653
Credited to the consolidated statement of comprehensive income (Note 21)	(174)
Translation differences	114
Deferred tax, net at the end of the period	3,593

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	As At March 31, 2023	As At December 31, 2022
Intangible assets - deferred tax assets	5,731	5,742
Intangible assets - deferred tax liability	(3,172)	(3,151)
Trading losses and other allowances	1,034	1,062
Net deferred tax assets	3,593	3,653

At March 31, 2023, the Group had unutilized trading losses and other allowances of $39,537 of which $35,322 were not recognized based on management’s performance projections for 2023 - 2027 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $1,034.

At March 31, 2023, the Group had unutilized capital allowances of $70,414 related to intangible assets, of which $24,584 were not recognized based on management’s performance projections for 2023 – 2027 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,731.

At March 31, 2023 and December 31, 2022, deferred tax liability amounted to $3,172 and $3,151, respectively, and related to intangible assets acquired as a part of Roto Sports acquisition (Note 5).

At December 31, 2022, the Group had unutilized trading losses and other allowances of $39,987 of which $34,129 were not recognized based on management’s performance projections for 2023 – 2027 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $1,062.

At December 31, 2022, the Group had unutilized capital allowances of $73,079 related to intangible assets out of which a balance of $27,035 was not recognized based on management’s performance projections for 2023 – 2027 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,742.
17. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the three months ended March 31, 2023, our top ten customers accounted for 47% of our revenue and our largest customer accounted for 10% of our revenue. For the three months ended March 31, 2022, our top ten customers accounted for 59% of our revenue and our largest customer accounted for 18% of our revenue.
The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	Three Months Ended March 31,
	2023	2022
U.K. and Ireland	8,527	6,275
Other Europe	2,770	1,950
North America	14,143	10,639
Rest of the world	1,252	721
Total revenues	26,692	19,585
The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,
	2023	2022
Performance marketing	21,761	16,401
Subscription	1,164	809
Advertising and other	3,767	2,375
Total revenues	26,692	19,585

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	Three Months Ended March 31,
	2023	2022
Casino	17,072	10,442
Sports	9,194	9,043
Other	426	100
Total revenues	26,692	19,585
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As At March 31, 2023	As At December 31, 2022
Contract assets	406	575
Contract liabilities	(2,032)	(1,692)
The contractual assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets arose after the acquisition of Roto Sports (Note 5) and mainly related to content and advertising revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contractual liabilities arose after the acquisition of Roto Sports (Note 5), and primary relate to the advances received from customers for subscriptions purchased to RotoWire.com website, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next twelve months.
Below is the carrying amount of the Group’s contract liability and the movements during the three months ended March 31:

	Three Months Ended March 31,
	2023	2022
As at January 1	1,692	—
Business combinations (Note 5)	—	1,120
Amounts included in contract liabilities that was recognized as revenue during the period	(1,585)	(773)
Cash received in advance of performance and not recognized as revenue during the period	1,925	1,036
As at March 31	2,032	1,383
18. OPERATING EXPENSES
Sales and marketing expenses

	Three Months Ended March 31,
	2023	2022
People costs	4,988	3,725
Employees' bonuses related to acquisition	50	—
External marketing expenses	1,191	1,018
Amortization of intangible assets	177	1,604
Share options expense	92	130
External content	1,089	609
Other	451	276
Total sales and marketing expenses	8,038	7,362

Technology expenses

	Three Months Ended March 31,
	2023	2022
People costs	1,669	1,022
Amortization of intangible assets	202	77
Share options expense	7	5
Software and subscriptions	225	101
Other	120	158
Total technology expenses	2,223	1,363
General and administrative expenses

	Three Months Ended March 31,
	2023	2022
People costs	2,661	2,182
Share options expense	747	589
Depreciation of property and equipment	57	43
Amortization of right-of-use assets	109	102
Short term leases	103	124
Legal and consultancy fees	1,180	939
Acquisition related costs	222	359
Insurance	172	186
Other	530	304
Total general and administrative expenses	5,781	4,828
Fair value movements on contingent consideration

The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. The Group expects to incur gains or losses related to the contingent consideration until December 2023 (see Note 5).
19. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended March 31,
	2023	2022
Finance Income	100	828

Finance expense consists of the following:
Foreign exchange loss	427	52
Interest expense on borrowings	—	120
Interest expense on lease liabilities	43	50
Unwinding of deferred consideration	54	—
Other finance results	39	27
Total finance expenses	563	249
Net finance (expenses) income	(463)	579
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

20. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended March 31,
	2023	2022
Net income for the period attributable to shareholders	6,595	4,487
Weighted-average number of ordinary shares, basic	36,431,633	34,877,496
Net income per share attributable to shareholders, basic	0.18	0.13

Net income for the period attributable to shareholders	6,595	4,487
Weighted-average number of ordinary shares, diluted	38,121,794	37,214,074
Net income per share attributable to shareholders, diluted	0.17	0.12

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended March 31,
	2023	2022
Weighted-average number of ordinary shares, basic	36,431,633	34,877,496
Effect of share options and warrants on issue	420,623	1,913,805
Effect of contingently issuable ordinary shares related to business combinations	1,269,538	422,773
Weighted-average number of ordinary shares, diluted	38,121,794	37,214,074
Common stock warrants and options to purchase 5,672,984 and 6,639,760 ordinary shares were outstanding at March 31, 2023 and 2022, respectively, that could potentially be dilutive in the future (Note 13).

At March 31, 2023, 4,636,770 options (March 31, 2022: 4,714,760) and 597,175 (March 31, 2022: 1,152,029) contingently issuable ordinary shares were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For disclosures regarding the number of outstanding shares, see Note 11.
21. INCOME TAX CHARGE

	Three Months Ended March 31,
	2023	2022
Current tax expense	926	462
Deferred tax charge(benefit) (Note 16)	174	(93)
	1,100	369

The tax on the Group’s income before tax differs from the theoretical amount that would arise using the effective tax rate of the Group amounted to 14.3% and 7.6% for three months ended March 31, 2023 and 2022 respectively, as follows:

	Three Months Ended March 31,
	2023	2022
Income before tax	7,695	4,856
Effective tax expense	1,042	635
Tax effects of:
Disallowed expenses (credits)	37	277
Unrecognized deferred tax	10	(545)
Other	11	2
	1,100	369
During three months ended March 31, 2023, the Group received a tax reimbursement of $110.

22. RELATED PARTY TRANSACTIONS
Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended March 31,
	2023	2022
Remuneration to key management and executive directors	1,139	1,350
Non-executive directors’ fees	240	126
	1,379	1,476
The emoluments paid to the Directors (executive and non-executive) during the three months ended March 31, 2023 and 2022 amounted to $666 and $570, respectively.
The following transactions were carried out with related parties:

	Three Months Ended March 31,
	2023	2022
Expenses
Remuneration paid as consultancy fees	417	562
Share option charges	583	501
Salaries and wages	379	412
Other expenses	—	4
	1,379	1,479
As at March 31, 2023 and December 31, 2022, the balance outstanding to key management and non-executive directors was $367 and $1,399, respectively and is included within accruals.

As at March 31, 2023 and December 31, 2022 the following stock options and warrants were held by related parties:

	As At March 31, 2023	As At December 31, 2022
Key management, executive directors and non-executive directors	4,662,930	4,662,930

During the three months ended March 31, 2022, the Company granted 400,000 share options to a key executive (Note 13) and 77,320 share options to non-executive directors (Note 13 and 14). There were no similar grants during the three months ended March 31, 2023.

23. EVENTS AFTER THE REPORTING PERIOD
In April 2023, the Group paid contingent consideration due related to the acquisition of BonusFinder of $20,043 of which 50% was paid in ordinary shares of the Group. See Note 5 for a complete discussion of this acquisition.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:
▪our ability to manage our continued expansion into the U.S. markets and other markets in which we currently operate and expansion into new markets;
▪our ability to compete in our industry;
▪our expectations regarding our financial performance, including our revenue, costs, EBITDA, and other non-IFRS measures;
▪our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪our ability to attract, retain, and maintain good relations with our customers;
▪our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to successfully identify, manage, consummate and integrate any existing and potential acquisitions;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to manage the increased expenses associated and compliance demands with being a public company;
▪our ability to maintain our foreign private issuer status; and
▪our ability to effectively manage our growth and maintain our corporate culture.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our annual report filed on Form 20-F for the fiscal year ended December 31, 2022.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

Overview

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Our principal focus is on iGaming and sports betting and the fantasy sports industry. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, RotoWire.com, and Bookies.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide business-to-business (“B2B”), digital marketing services to online gambling operators.
We primarily generate revenue through performance marketing by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Since the acquisition of RotoWire (see Note 5 to the interim condensed consolidated financial statements), the Group generates a portion of its revenue from data subscriptions and data syndication whereby a customer subscribes to services over a period of time.
As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.
Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of SEO strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded destinations through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.
Our principal executive offices are located at 22 Grenville Street, St. Helier, Channel Island of Jersey JE4 8PX.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for three months ended March 31, 2023 and 2022. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Three Months Ended March 31,	Change
	2023	2022	%	2022	%
	(USD in thousands)			(USD in thousands)
Revenue	26,692	19,585	36%	19,013	40%
Cost of sales	(991)	(1,229)	(19)%	(1,193)	(17)%
Gross profit	25,701	18,356	40%	17,820	44%
Sales and marketing expenses	(8,038)	(7,362)	9%	(7,147)	12%
Technology expenses	(2,223)	(1,363)	63%	(1,323)	68%
General and administrative expenses	(5,781)	(4,828)	20%	(4,687)	23%
Movements in credit losses allowance	(649)	(526)	23%	(511)	27%
Fair value movement on contingent consideration	(852)	—	100%	—	100%
Operating profit	8,158	4,277	91%	4,152	96%
Finance income	100	828	(88)%	804	(88)%
Finance expenses	(563)	(249)	126%	(242)	133%
Income before tax	7,695	4,856	58%	4,714	63%
Income tax charge	(1,100)	(369)	198%	(358)	207%
Net income for the period attributable to shareholders	6,595	4,487	47%	4,356	51%
Other comprehensive income
Exchange differences on translating foreign currencies	1,368	(1,368)	(200)%	(1,328)	(203)%
Total comprehensive income for the period attributable to the shareholders	7,963	3,119	155%	3,028	163%
Revenue
We generate most of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from paid subscriptions, content syndication and advertising.
Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Subscription revenue consists of B2C data subscription services and B2B data syndication services. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees.
Performance marketing. Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.
Fees generated by each customer during a particular month are typically paid to us within 30-45 days after month end.

Subscription. For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. The Company records deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other. For Advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $7.1 million, or 36%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 due to growth across geographical markets primarily within casino products. On a constant currency basis, revenue increased $7.7 million, or 40%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

A significant proportion of our revenue was denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Three Months Ended March 31,		As a Percentage of Revenue
	2023	2022	2023	2022
	(USD in thousands)
U.K. and Ireland	8,527	6,275	32%	32%
Other Europe	2,770	1,950	10%	10%
North America	14,143	10,639	53%	54%
Rest of the world	1,252	721	5%	4%
Total revenues	26,692	19,585	100%	100%
Other Europe includes revenue from European markets, including Sweden, Germany, the Netherlands and Italy; North America includes revenue from the United States and Canada. Rest of the world includes revenue from Oceania and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three months ended March 31, 2023 compared to the three months ended March 31, 2022, total revenue grew 36%. We believe this growth stems from both increased addressable market, increased market share, and increased demand for our performance marketing services. Revenue grew across our geographical markets as follows: North America of 33% during the three months ended March 31, 2023 compared to the months ended March 31, 2022; U.K. and Ireland for the three months ended March 31, 2023 grew 36% compared to the three months ended March 31, 2022; and Other Europe for the three months ended March 31, 2023 increased by 42% compared to the three months ended March 31, 2022.

Our revenue disaggregated by monetization is as follows:

	Three Months Ended March 31,		As a Percentage of Revenue
	2023	2022	2023	2022
	(USD in thousands)
Performance marketing	21,761	16,401	82%	84%
Subscription	1,164	809	4%	4%
Advertising and other	3,767	2,375	14%	12%
Total revenues	26,692	19,585	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.

The revenue increase for the three months ended March 31, 2023, compared to the three months ended March 31, 2022 was driven primarily by increased performance marketing revenue across our geographical locations and primarily from casino.

Our revenue disaggregated by product type from which it is derived is as follows:

	Three Months Ended March 31,		As a Percentage of Revenue
	2023	2022	2023	2022
	(USD in thousands)
Casino	17,072	10,442	64%	53%
Sports	9,194	9,043	34%	46%
Other	426	100	2%	1%
Total revenues	26,692	19,585	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports including online poker and online bingo.

The 63% growth in casino revenue for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 is driven primarily by revenue growth in North America and the UK and Ireland. The 2% growth in sports for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 is driven primarily by organic revenue growth in North America.

Cost of Sales
Costs of sales were relatively consistent at $1.0 million and $1.2 million for the three months ended March 31, 2023 and 2022, respectively. Cost of sales is comprised of license fees to media partners and data and payments' solution expenses related to subscription revenue.

Operating Expenses

Total operating expenses increased by $3.5 million, or 25% in the three months ended March 31, 2023, as compared to the three months ended March 31, 2022 driven by increased costs associated with our employee base and fair value movements on contingent consideration, partially offset by a decrease in amortization expense. In constant currency, total operating expense increased by $3.9 million, or 28% in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended March 31,		As a Percentage of Revenue
	2023	2022	2023	2022
	(USD in thousands)
People costs	4,988	3,725	19%	19%
Employees' bonuses related to acquisition	50	—	—%	—%
External marketing expenses	1,191	1,018	4%	5%
Amortization of intangible assets	177	1,604	1%	8%
Share options expense	92	130	—%	1%
External content	1,089	609	4%	3%
Other	451	276	2%	1%
Total sales and marketing expenses	8,038	7,362	30%	38%
People costs include commercial, marketing and content functions. External marketing expenses include search engine optimization and other marketing activities. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. External content includes external content services. Other expenses include other external service providers and software licenses.
Sales and marketing expenses increased by $0.7 million, or 9%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. On a constant currency basis, sales and marketing expenses increased by $0.9 million, or 12%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.
People costs increased by $1.3 million, or 34%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022, as a result of new hires during the period and year-over-year salary increases. External marketing costs remained consist period to period. External content expenses increased by $0.5 million, or 79%, as a result of increased number of products and markets. Other sales and marketing expenses increased $0.2 million, or 63%, as a result of higher subscription fees. Amortization of intangible assets decreased $1.4 million, or 89%, or as a result of certain intangible assets related to the acquisition of RotoWire and BonusFinder being fully amortized.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Three Months Ended March 31,		As a Percentage of Revenue
	2023	2022	2023	2022
	(USD in thousands)
People costs	1,669	1,022	6%	5%
Amortization of intangible assets	202	77	1%	—%
Share options expense	7	5	—%	—%
Software and subscriptions	225	101	1%	1%
Other	120	158	—%	1%
Total technology expenses	2,223	1,363	8%	7%
People costs include platform, web, and business intelligence technology functions. Depreciation expense pertains to computer and office equipment. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $0.9 million, or 63%, in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. On a constant currency basis, technology expenses increased $0.9 million, or 68%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. Growth in technology expenses in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 was primarily due to higher people costs as a result of new hires during the period and year-over-year salary increase, higher amortization of intangible assets from accumulated capitalized development expenses.
A significant portion of our technology expenses were denominated in EUR.
General and Administrative Expenses

	Three Months Ended March 31,		As a Percentage of Revenue
	2023	2022	2023	2022
	(USD in thousands)
People costs	2,661	2,182	10%	11%
Share options expense	747	589	3%	3%
Depreciation of property and equipment	57	43	—%	—%
Amortization of right-of-use assets	109	102	—%	1%
Short term leases	103	124	—%	1%
Legal and consultancy fees	1,180	939	4%	5%
Acquisition related costs	222	359	1%	2%
Insurance	172	186	1%	1%
Other	530	304	2%	2%
Total general and administrative expenses	5,781	4,828	22%	25%
People costs include directors and executive management, finance, legal and human resource functions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Depreciation expense pertains to computer and office equipment. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Legal and consultancy fees include fees for external auditors, tax, legal, and other advisors. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses increased $1.0 million, or 20%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. On a constant currency basis, general and administrative expenses increased $1.1 million, or 23%, for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.
The increase in people costs in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 was a result of new hires and year-over-year salary increases. Legal and consultancy fees increased in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 as a result of increased auditing, accounting, and legal expenses due to our compliance obligations. Other expenses increased in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 primarily as a result increased travel and office expenses.
A significant proportion of our general and administrative expenses were denominated in EUR.
Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value contingent consideration. The Group expects to incur gains or losses related to the contingent consideration until December 2023 (see Note 5 to the interim condensed consolidated financial statements).
Finance Income and Finance Expense

	Three Months Ended March 31,
	2023	2022
	(USD in thousands)
Finance Income	100	828

Finance expense consists of the following:
Foreign exchange loss	427	52
Interest expense on borrowings	—	120
Interest expense on lease liabilities	43	50
Unwinding of deferred consideration	54	—
Other finance results	39	27
Total finance expense	563	249
Net finance (expenses) income	(463)	579
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of Roto Sports. The Group expects to incur financial expenses related to the deferred consideration until December 2023 (see Note 5 to the interim condensed consolidated financial statements).
Taxation

We are subject to income taxes where we operate. The Group incurred income tax charges of $1.1 million and $0.4 million for the three months ended March 31, 2023 and 2022, respectively. Deferred taxes charges included in the income tax charges amounted $0.2 million and $0.1 million for the three months ended March 31, 2023 and 2022, respectively, and relate to the difference between the accounting and tax base of intangible assets and carried forward tax losses. As of March 31, 2023 and December 31, 2022, we had cumulative carried forward tax losses of $39.5 million and $40.0 million, respectively. As of March 31, 2023 and December 31, 2022, we had unutilized capital allowances of $70.4 million and $73.1 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2023	2022	%	$	%
	(USD in thousands)
Net income for the period attributable to shareholders	6,595	4,487	47%	2,239	51%
Adjusted EBITDA	10,673	7,186	49%	3,697	53%
Adjusted EBITDA Margin	40%	37%
Adjusted net income for the period attributable to shareholders	7,551	4,487	68%	3,195	73%
Net income per share attributable to shareholders, diluted	0.17	0.12	42%	0.05	42%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.12	67%	0.08	67%
Cash flows generated by operating activities	7,082	3,585	98%
Free Cash Flow	6,205	1,373	352%
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Interim Condensed Consolidated Statements of Comprehensive and income for the period specified:

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2023	2022	%	%
	(USD in thousands)
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Add back (deduct):
Interest expenses on borrowings and lease liability	43	170	(75)%	(74)%
Income tax charge	1,100	369	198%	207%
Depreciation expense	57	43	33%	36%
Amortization expense	488	1,783	(73)%	(72)%
EBITDA	8,283	6,852	21%	25%
Share-based payment expense	846	724	17%	20%
Fair value movement on contingent consideration	852	—	100%	100%
Unwinding of deferred consideration	54	—	100%	100%
Foreign currency translation losses (gains), net	327	(776)	(142)%	(143)%
Other finance results	39	27	44%	50%
Acquisition related costs (1)	222	359	(38)%	(36)%
Employees' bonuses related to acquisition	50	—	100%	100%
Adjusted EBITDA	10,673	7,186	49%	53%
(1)The acquisition costs are related to potential and historical business combinations of the Group.
n/m = not meaningful

Adjusted EBITDA increased 49% to $10.7 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 primarily driven by growth in revenue partly offset by increases sales and marketing, technology, and general and administrative expenses. In constant currency Adjusted EBITDA increased by $3.7 million, or 53%.

Below is the Adjusted EBITDA Margin calculation for the periods specified:

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2023	2022	%	%
	(USD in thousands, except Adjusted EBITDA Margin)
Revenue	26,692	19,585	36%	40%
Adjusted EBITDA	10,673	7,186	49%	53%
Adjusted EBITDA Margin	40%	37%

Adjusted EBITDA margin increased from 37% to 40% for the three months ended March 31, 2022 compared to the three months ended March 31, 2023 primarily driven by the growth in revenue exceeding the growth in operating expenses.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur gains or losses related to the contingent consideration and expenses related to the unwinding of deferred consideration and employee bonuses until December 2023. See Note 5 of the interim condensed consolidated financial statements for the three months ended March 31, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the year attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Interim Condensed Consolidated Statements of Comprehensive Income and for the periods specified:

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2023	2022	%	%
	(USD in thousands, except for per share data)
Net income for the period attributable to shareholders	6,595	4,487	47%	51%
Fair value movement on contingent consideration (1)	852	—	100%	100%
Unwinding of deferred consideration (1)	54	—	100%	100%
Employees' bonuses related to acquisition(1)	50	—	100%	100%
Adjusted net income for the period attributable to shareholders	7,551	4,487	68%	73%
Net income per share attributable to shareholders, basic	0.18	0.13	38%	50%
Effect of adjustments for fair value movements on contingent consideration, basic	0.03	0.00	100%	100%
Effect of adjustments for unwinding on deferred consideration, basic	0.00	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.21	0.13	62%	75%
Net income per share attributable to ordinary shareholders, diluted	0.17	0.12	42%	42%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.12	67%	67%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended March 31,
	2023	2022
Weighted-average number of ordinary shares, basic	36,431,633	34,877,496
Weighted-average number of ordinary shares, diluted	38,121,794	37,214,074

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	Three Months Ended March 31,		Change
	2023	2022	%
	(USD in thousands)
Cash flows generated by operating activities	7,082	3,585	98%
Capital Expenditures (1)	(877)	(2,212)	60%
Free Cash Flow	6,205	1,373	352%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations. .

Free cash flow increased 352% to $6.2 million for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 primarily driven by increased operating cashflows and a decrease in capital expenditures including the acquisition of domain names.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income from EUR to USD by translating financial data for the three months ended March 31, 2022 using the same foreign currency exchange rates that we used to translate financial data for the three months ended March 31, 2023.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations – Three months ended March 31, 2023 with the three months ended March 31, 2022” for Management’s discussion of the constant currency impact for these periods. For foreign exchange rates used, refer to “Note 3—Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the Interim condensed Consolidated Financial Statements included elsewhere in this Form 6-K. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
The Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.
While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our annual report on Form

20-F for the year ended December 31, 2022 for further risks associated with our business which could affect this KPI.

	Three Month Ended March 31,		Change
	2023	2022	%
	(in thousands)
New Depositing Customers	88	67	31%
The increase in NDCs for the three months ended March 31, 2023 compared to March 31, 2022 demonstrates the growth in the business, primarily related to casino products. As such, we believe this is a meaningful metric in evaluating our operating performance.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from our initial public offering and operations. As of March 31, 2023 and December 31, 2022, our cash deposited in banks was $33.6 million and $29.7 million, respectively, primarily in accounts with banks in the U.S., U.K and Ireland. Historically, our fundraising efforts generally related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand and cash generated from operations that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. Our working capital increased to $13.4 million as of March 31, 2023 compared to $10.3 million as of December 31, 2022, primarily due to the increase in cash flows generated by operating activities and an increase in trade receivables, partially offset by an increase in contingent and deferred consideration liabilities from our 2022 acquisitions (see Note 5 to the interim condensed consolidated financial statements). Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital is sufficient to support our operations for at least 12 months from the date of this interim report.
Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Three Months Ended March 31,
	2023	2022
	(USD in thousands)
Cash flows generated by operating activities	7,082	3,585
Cash flows used in investing activities	(3,267)	(21,507)
Cash flows used in financing activities	(262)	(256)
Net movement in cash and cash equivalents	3,553	(18,178)
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities increased by $3.5 million, or 98%, to $7.1 million for the three months ended March 31, 2023 from $3.6 million for the three months ended March 31, 2022. The fluctuations in net cash generated by operating activities is the result of an increase in income before tax of $2.8 million, which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) $0.9 million related to fair value movement in contingent consideration, (ii) net finance costs increased by $1.0 million due to currency translation gains, (iii) share option charges increased by $0.1 million, (iv) charges in credit loss allowance provision increased $0.1 million, (v) amortization charges decreased $1.3 million, and (vi) working capital changes decreased by $0.3 million reflecting increased trade and other receivables balances, and decreased trade and other payable balances for 2023 compared to 2022. The increase in trade and other receivables is the result of increased receivable from operators as of

March 31, 2023 compared to March 31, 2022 driven by strong growth in revenue. The decrease in trade and other payables is a result of the timing payments March 31, 2023 compared to March 31, 2022.
Cash Flows Used in Investing Activities
Cash flows used in investing activities decreased $18.2 million to a $3.3 million net outflow during the three months ended March 31, 2023 from a $21.5 million net outflow during the three months ended March 31, 2022. During the three months ended March 31, 2022, the initial payments were made for the acquisitions of Roto Sports and BonusFinder of an aggregate of $19.3 million (net of cash acquired), compared to subsequent payment of deferred consideration of $2.4 million for the three months ended March 31, 2023. Additionally, the purchase of intangible assets, including domain names and capitalized software development costs, decreased $1.3 million year-over-year.

Cash Flows Used in Financing Activities
Cash flows used in financing activities of $0.3 million in 2023 was the result of rent payments, including principal and implied interest, for long-term leases of $0.2 million, and interest payments related to deferred consideration of $0.1 million.

Cash flows used in financing activities of $0.26 million in 2022 was the result of scheduled interest payments of $0.12 million. Rent payments, including principal and implied interest, for long-term leases of $0.14 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the interim condensed consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the interim condensed consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
We believe that the assumptions and estimates associated with revenue, share-based compensation, business combinations, the incremental borrowing rate associated with leases, fair value movement in contingent consideration, and income taxes have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2022.

Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee ("IFRIC") interpretations effective for the three months ended March 31, 2023 that have a material impact to the interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks, including market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.
Risk management is carried out by management under policies approved by our board. Management identifies and evaluates financial risks in close co-operation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.
Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our interim condensed consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are denominated in EUR, USD and GBP.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk
The carrying amount of our foreign currency denominated net assets and details of the exposure as at March 31, 2023 and December 31, 2022 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see macro-economic uncertainty as a result of issues related to increased inflation and interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 4 – Risk Management” to the interim condensed consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the three months ended March 31, 2023 and 2022. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax:	USD	GBP
	(in thousands)
March 31, 2023	854	1,073
March 31, 2022	1,072	423
Interest Rate Risk
We have minimal exposure to interest rate risk. We are exposed to interest rate risk on some of our financial assets (being its cash at bank balances). The board of directors currently believe that interest rate risk is at an acceptable level.
Due to our minimal exposure to interest rate risk, we have not prepared any sensitivity analysis.

Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligation. Credit risk arises from our cash and cash equivalents and trade and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in order to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of March 31, 2023 (in thousands USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Deferred consideration	5,000	—	—	5,000
Contingent consideration	20,162	13,214	—	33,376
Lease liability	553	504	1,253	2,310
Trade and other payables	4,543	294	—	4,837
	30,258	14,012	1,253	45,523
The deferred and contingent consideration may be settled with the issuance of common shares up to 50% of the amount owed at the option of the Group.

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, capital reserve and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances.
Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share repurchase program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

The Company did not complete any repurchases of common shares during the three months ended March 31, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Company Name

Date: May 18, 2023	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer